Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
QMSK (LINK) Technology Co., Ltd	The British Virgin Islands
QMSK (HK) Technology Co., Limited	Hong Kong
Qingmin Digital Science (Qingdao) Enterprise Management Co., Ltd	China
Qingmin Digital Science (Qingdao) Technology Service Co., Ltd	China
Qingmin Digital Science Co., Ltd	China
Qingmin Kehui (Qingdao) Brand Operation Co., Ltd.	China
Qingmin (Shanghai) Automotive Service Co., Ltd	China
Qingmin (Shanghai) Automotive Service Co., Ltd. (Jiangsu Branch)	China
Qingmin (Shanghai) Automotive Service Co., Ltd. (Anhui Branch)	China